FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 24, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management (continued)

Market risk
Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities. The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This framework includes limits based on, but not limited to, value-at-risk (VaR), stress testing, position and sensitivity analyses.

At the Group level, the risk appetite is expressed in the form of a combination of VaR, sensitivity and stress testing limits. VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group’s VaR assumes a time horizon of one trading day and a confidence level of 99%. The Group's VaR model is based on a historical simulation model, utilising data from the previous two years.

The VaR disclosure is broken down into trading and non-trading portfolios. Trading VaR relates to the main trading activities of the Group and non-trading VaR reflects reclassified assets, money market business and the management of internal funds flow within the Group’s businesses.

As part of the ongoing review and analysis of the suitability of the Group’s VaR model, a methodology enhancement to the ABS VaR was approved and incorporated into the regulatory model in 2010. The credit crisis in 2007-2009 caused large price changes for some structured bonds and the spread based approach to calculating VaR for these instruments started to give inaccurate risk levels, particularly for bonds trading at a significant discount to par. The methodology enhancement harmonised the VaR approach in the US and Europe by replacing the absolute spread-based approach with a more reliable and granular relative price-based mapping scheme. The enhancement better reflects the risk in the context of position changes, downgrades and vintages as well as improving the differentiation between prime, Alt-A and sub-prime exposures.

The VaR model has been approved by the FSA to calculate regulatory capital for the trading book. The approval covers general market risk in interest rate, foreign exchange, equity and limited commodity products and specific risk in interest rate and equity products.

As the VaR model is an important market risk measurement and control tool and is used for determining a significant component of the market risk capital, it is regularly assessed. The main approach employed is the technique known as back-testing which counts the number of days when a loss (as defined by the FSA), exceeds the corresponding daily VaR estimate, measured at a 99% confidence interval. The FSA categorises a VaR model as green, amber or red. A green model is consistent with a good working model and is achieved for models that have four or less back-testing exceptions in a 12 month period. For the Group’s trading book, a green model status was maintained throughout 2010.

RBS Group – Annual Results 2010

Risk and balance sheet management (continued)

Market risk (continued)

The Group’s VaR should be interpreted in the light of the limitations of the methodology used, as follows:

•
Historical simulation VaR may not provide the best estimate of future market movements.  It can only provide a prediction of the future based on events that occurred in the 500 trading day time series. Therefore, events more severe than those in the historical data series cannot be predicted.

•	The use of a 99% confidence level does not reflect the extent of potential losses beyond that percentile.

•	The use of a one day time horizon will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day.

•	The Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and intra-day profits and losses will be incurred.

These limitations mean that the Group cannot guarantee that profits or losses will not exceed the VaR.

RBS Group – Annual Results 2010

Risk and balance sheet management (continued)

Market risk (continued)

The table below details the Group’s trading portfolio, segregated by type of market risk exposure, and between Core and Non-Core, Counterparty Exposure Management (CEM) and Core excluding CEM.

	Quarter ended								Year ended
	31 December 2010				30 September 2010				31 December 2010				31 December 2009
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	64.0	57.0	83.0	47.6	50.5	74.3	74.3	38.6	51.6	57.0	83.0	32.5	57.0	50.5	112.8	28.1
Credit spread	134.4	133.4	196.1	110.2	214.0	190.8	243.2	174.5	166.3	133.4	243.2	110.2	148.3	174.8	231.2	66.9
Currency	15.2	14.8	25.6	8.4	15.4	16.7	26.2	9.3	17.9	14.8	28.0	8.4	17.9	20.7	35.8	9.2
Equity	10.1	10.9	15.2	4.7	7.2	5.4	17.9	2.7	9.5	10.9	17.9	2.7	13.0	13.1	23.2	2.7
Commodity	7.9	0.5	18.1	0.5	8.9	13.8	15.7	3.2	9.5	0.5	18.1	0.5	14.3	8.9	32.1	6.5
Diversification		(75.6)				(119.2)				(75.6)				(86.1)

Total	154.3	141.0	191.5	110.8	213.1	181.8	252.1	156.1	168.5	141.0	252.1	103.0	155.2	181.9	229.0	76.8

Core	99.2	101.2	121.0	58.3	123.8	115.0	153.4	99.6	103.6	101.2	153.4	58.3	101.5	127.3	137.8	54.8
CEM	49.1	54.6	64.2	38.7	74.7	73.0	82.4	70.4	53.3	54.6	82.4	30.3	29.7	38.6	41.3	11.5
Core excluding CEM	81.3	78.7	102.8	54.2	84.2	78.4	96.5	72.0	82.8	78.7	108.7	53.6	86.7	97.4	128.5	54.9

Non-Core	105.5	101.4	119.7	92.3	135.7	101.8	169.4	97.5	105.7	101.4	169.4	63.2	86.3	84.8	162.1	29.3

RBS Group – Annual Results 2010

Risk and balance sheet management (continued)

Market risk (continued)

Key points
•
The Group’s period end VaR reduced as the exceptional volatility of the market data from the period of the financial crisis dropped out of the 500 days of time series data used in the VaR calculation. The credit spread VaR was particularly impacted as a result of this effect.

•
The Group’s maximum and average credit and Non-Core VaR were higher in 2010, than in 2009 due to Non-Core exiting several highly structured positions which due to their complexity and layering, required unwinding with different counterparts over different periods. The timing of the unwind has led to increased VaR, until the exit was completed in October and the VaR then reduced back to the levels held earlier in the year.

•
CEM VaR was greater in 2010 than 2009 due to the novation of counterparty risk hedging trades from RBS N.V. to RBS plc. For RBS N.V. there is no local regulatory requirement for counterparty hedges to be included in VaR, as they are treated on a standardised basis but on novation to CEM in RBS plc, under UK regulatory requirements, the trades were captured by the VaR model resulting in an increase in VaR.

•	CEM trading VaR also increased as a consequence of the implementation of a discounting approach based on the real funding cost for the collateralised derivatives.

•	Commodity VaR decreased during the year since a significant part of the Group’s interest in RBS Sempra Commodities JV. was sold during the year.

RBS Group – Annual Results 2010

Risk and balance sheet management (continued)

Market risk:
GBM traded revenue

Key points
•
The average daily revenue earned from GBM’s trading, balance sheet management and other trading activities in 2010 was £25.4 million, compared with £37.8 million in 2009. The standard deviation of these daily revenues was £22.0 million compared with £32.3 million in 2009. The standard deviation measures the variation of daily revenues above the mean value of those revenues.

•
An analysis of the frequency distribution of daily revenue shows that there were 22 days with negative revenue during 2010 compared with 16 days in 2009. The most frequent result is daily revenue of between £25 million and £30 million with 37 occurrences in 2010 compared with 26 occurrences in 2009.

•	The effect of any month end adjustments, not attributable to a specific daily market move, is spread evenly over the days in the month in question.

•	The graph of daily revenues for 2010 shows a narrower distribution of revenues compared to 2009.

RBS Group – Annual Results 2010

Risk and balance sheet management (continued)

Market risk (continued)

The table below details the Group’s non-trading VaR portfolio, excluding Structured Credit Portfolios (SCP) and loans and receivables (LAR), segregated by type of market risk exposure and between Core and Non-Core.
	Quarter ended								Year ended
	31 December 2010				30 September 2010				31 December 2010				31 December 2009
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Non-trading VaR	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	8.0	10.4	10.8	5.3	9.1	4.4	20.5	4.4	8.7	10.4	20.5	4.4	13.0	13.9	26.3	7.7
Credit spread	17.0	16.1	21.8	15.4	22.6	19.4	26.4	19.4	32.0	16.1	101.2	15.4	81.7	100.3	131.5	39.7
Currency	2.3	3.0	3.7	1.3	2.8	2.0	6.1	1.5	2.1	3.0	7.6	0.3	1.4	0.6	7.0	0.2
Equity	2.9	3.1	4.6	0.3	0.4	0.4	1.7	0.3	1.2	3.1	4.6	0.2	3.3	2.2	5.8	1.6
Diversification		(15.9)				(6.8)				(15.9)				(20.4)

Total	16.2	16.7	21.3	13.7	23.8	19.4	29.1	19.4	30.9	16.7	98.0	13.7	80.4	96.6	126.9	46.8

Core	15.6	15.6	21.3	12.8	23.6	19.3	29.3	19.3	30.5	15.6	98.1	12.8	78.4	95.9	126.9	46.8
Non-Core	2.8	2.8	4.1	0.2	0.7	0.3	2.0	0.2	1.3	2.8	4.1	0.2	3.5	1.9	16.9	-

Key points
•
The non-traded credit spread, Core and total VaR have decreased significantly due to the implementation of the relative price-based mapping scheme in the VaR methodology discussed above and the sale of available-for-sale securities in the US mortgage business.

•
The business model for the US mortgage business has focussed its activity on client facilitation flow trading during 2010. This has encompassed the disposal of a large portfolio of illiquid available-for-sale securities that were sold throughout the year, resulting in the non-traded VaR reducing. In parallel, the risk management of the business has been significantly enhanced to ensure that the business remains focussed on client facilitation flow trading of liquid assets. Tools have been implemented to monitor the liquidity of trading volumes, asset aged inventory controls have been tightened and granular asset concentration risk limits imposed, to complement the existing value-at-risk and stress testing market risk frameworks.

VaR is not always the most appropriate measure of risk for assets in the non-trading book, particularly for those in Non-Core which will diminish over time as the asset inventory is sold down. In order to better represent the risk of the non-traded portfolios, the table above analyses the VaR for the non-trading portfolios but excludes SCP in Non-Core. These assets are shown separately on a drawn notional and fair value basis by maturity profile and asset class and are managed on both an asset and RWA basis. Also excluded from the non-traded VaR are the LAR products that are managed within the credit risk management framework. Consequently, these portfolios have been excluded from non-trading VaR and prior period data has been revised accordingly.

RBS Group – Annual Results 2010

Risk and balance sheet management (continued)

Market risk: Structured credit portfolio (continued)

	Drawn notional					Fair value
	CDOs	CLOs	MBS (1)	Other ABS	Total	CDOs	CLOs	MBS (1)	Other ABS	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2010
1-2 years	-	-	-	47	47	-	-	-	42	42
2-3 years	85	19	44	98	246	81	18	37	91	227
3-4 years	-	41	20	205	266	-	37	19	191	247
4-5 years	16	-	-	-	16	15	-	-	-	15
5-10 years	98	466	311	437	1,312	87	422	220	384	1,113
>10 years	412	663	584	550	2,209	161	515	397	367	1,440

	611	1,189	959	1,337	4,096	344	992	673	1,075	3,084

30 September 2010
1-2 years	-	-	-	58	58	-	-	-	50	50
2-3 years	84	19	46	66	215	79	18	34	63	194
3-4 years	-	35	29	211	275	-	31	27	183	241
4-5 years	19	7	6	57	89	17	7	4	52	80
5-10 years	99	366	404	485	1,354	86	324	265	414	1,089
>10 years	519	793	591	548	2,451	177	627	379	368	1,551

	721	1,220	1,076	1,425	4,442	359	1,007	709	1,130	3,205

30 June 2010
1-2 years	-	-	-	67	67	-	-	-	61	61
2-3 years	75	20	43	85	223	70	18	31	80	199
3-4 years	30	37	19	298	383	23	32	18	239	312
4-5 years	20	11	38	59	128	17	10	33	53	113
5-10 years	90	439	394	548	1,470	80	390	255	455	1,180
>10 years	624	1,004	689	607	2,925	233	810	420	387	1,850

	839	1,511	1,183	1,664	5,196	423	1,260	757	1,275	3,715

31 December 2009
1-2 years	-	-	-	81	81	-	-	-	68	68
2-3 years	40	-	-	19	59	24	-	-	18	42
3-4 years	19	18	42	99	178	16	17	31	76	140
4-5 years	17	47	36	332	432	3	41	29	275	348
5-10 years	107	685	424	521	1,737	90	594	251	394	1,329
>10 years	594	1,114	820	573	3,101	193	896	468	325	1,882

	777	1,864	1,322	1,625	5,588	326	1,548	779	1,156	3,809

Note:
(1)
Mortgage-backed securities (MBS) include sub-prime residential mortgage-backed securities (RMBS) with a notional amount of £471 million (30 September 2010 - £477 million; 30 June 2010 - £562 million; 31 December 2009 - £682 million) and a fair value of £329 million (30 September 2010 - £316 million; 30 June 2010 - £350 million; 31 December 2009 - £415 million), all with residual maturities of greater than 10 years.

The SCP is within Non-Core. The risk on this portfolio is not measured or disclosed using VaR, as the Group believes this is not an appropriate tool for the banking book portfolio comprising of illiquid debt securities. The main driver of the reduction in drawn notional is the asset sales from a portfolio within an unwound securitisation arbitrage conduit. The impact of disposals on portfolio fair value has been partially offset by an increase in residual average price to 75% (2009 - 68%).

RBS Group – Annual Results 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 February 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary

*